Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Name	State of Jurisdiction of Incorporation or Limited Partnership

NorthWestern Investments, LLC	Delaware
Clark Fork and Blackfoot, L.L.C.	Montana
NorthWestern Services, LLC	Delaware
Montana Generation, LLC	Delaware
Canadian-Montana Pipe Line Corporation	Canada
Risk Partners Assurance, Ltd.	Bermuda
Mountain States Transmission Intertie, LLC	Delaware
Lodge Creek Pipelines, LLC	Nevada
Willow Creek Gathering, LLC	Nevada